EIGER ANNOUNCES SECOND QUARTER PROFIT

Toronto, Ontario, May 27, 2008 - Eiger Technology, Inc. (CNQ: GAME, OTCBB: ETIFF) (“Eiger” or the “Company”) announced today that it has filed its unaudited consolidated financial statements for the three and six month period ended March 31, 2008 with Management Discussion and Analysis on SEDAR and CNQ.

Eiger reported net earnings of $5,262,000 ($0.124 EPS), for the quarter compared to $1,004,000 ($0.026 EPS) for the three month period ended March 31, 2007. Year-to-date (six months) net earnings in the current year were $3,675,000 ($0.087 EPS), versus $834,000 ($0.021 EPS) in the prior year.

John G. Simmonds, Eiger CEO commented, “On the eve of our annual and special shareholders’ meeting, I am pleased to report that the results of several initiatives we have made so far this fiscal year are becoming apparent in our financial results. Eiger’s merchant investment activities have positioned the Company well in two key growth sectors; gaming and technology. We believe shareholders are poised to reap the benefits from these investments and the additional transactions management is engaged in.”

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a management company that is trades under the symbol GAME on the CNQ Exchange and under the symbol ETIFF on the NASD Over-the-Counter-Bulletin-Board.  For more information please call (416) 477-5656 or refer to www.sedar.com and www.cnq.ca ..

The management of the company, who take full responsibility for its content, prepared this press release. The CNQ has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301